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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No. 2)<F*>

                                Newcor, Inc.
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                              (Name of Issuer)


                        Common Stock, $1.00 par value
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                       (Title of Class of Securities)


                                 651186108
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                               (CUSIP Number)

EXX INC                      David A. Segal             COPY TO: Thomas A. Litz, Esq.
1350 East Flamingo Road      1350 East Flamingo Road             Thompson Coburn LLP
Suite 689                    Suite 689                           One Firstar Plaza
Las Vegas, Nevada 89119      Las Vegas, Nevada 89119             St. Louis, Missouri 63101
(702) 598-3223               (702) 598-3223                      (314) 552-6000

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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                               June 27, 2000
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are being sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 651186108                               Page 2 of 8 Pages
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                          SCHEDULE 13D

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1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        EXX INC
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*> (a) [ ]
                                                             (b) [ ]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS<F*>

        WC
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Nevada
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                  7    SOLE VOTING POWER

                       - 0 -
                  --------------------------------------------------
                  8    SHARED VOTING POWER
     NUMBER OF
      SHARES           722,800
   BENEFICIALLY   --------------------------------------------------
     OWNED BY     9    SOLE DISPOSITIVE POWER
       EACH
     REPORTING         - 0 -
    PERSON WITH   --------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       722,800
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        722,800
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES<F*>                                       [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        14.6%
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14      TYPE OF REPORTING PERSON<F*>

        CO
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CUSIP No. 651186108                               Page 3 of 8 Pages
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                          SCHEDULE 13D

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1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        David A. Segal
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*> (a) [ ]
                                                             (b) [ ]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS<F*>

        PF
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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                  7    SOLE VOTING POWER

                       24,000
                  --------------------------------------------------
                  8    SHARED VOTING POWER
     NUMBER OF
      SHARES           722,800
   BENEFICIALLY   --------------------------------------------------
     OWNED BY     9    SOLE DISPOSITIVE POWER
       EACH
     REPORTING         24,000
    PERSON WITH   --------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       722,800
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        746,800
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES<F*>                                       [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.1%
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14      TYPE OF REPORTING PERSON<F*>

        IN
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CUSIP No. 651186108                               Page 4 of 8 Pages
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ITEM 1.        SECURITY AND ISSUER:

     No change.


ITEM 2.        IDENTITY AND BACKGROUND:

     No change.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     EXX INC ("EXX") purchased the shares of Newcor, Inc. ("Newcor") common stock, $1.00 par value (the "Newcor Common Stock"), using cash on hand.


ITEM 4.        PURPOSE OF TRANSACTION:

     As part of its overall business strategy, EXX has historically identified and acquired or invested in underperforming or distressed businesses with a view to utilizing its turnaround strategies and expertise to improve operations and financial performance of the business, resulting in an increase in value. Consistent with such strategy, EXX has purchased and held the shares of Newcor Common Stock reported hereby. EXX currently intends to utilize the Newcor Common Stock reported by it to participate in a turnaround of Newcor's recent financial performance, either by consulting with management regarding appropriate turnaround strategies or by seeking to obtain control of Newcor by commencing an exchange offer for additional shares of Newcor Common Stock, soliciting proxies for the election of a slate of designees of EXX to the Board of Directors of Newcor or another transaction or series of transactions which would result in the acquisition by EXX of control of Newcor.

     On April 28, 2000, EXX filed a Registration Statement on Form S-4
(File No. 333-35924) and a Schedule TO (File No. 005-13329) with the Securities and Exchange Commission in connection with a proposed exchange offer by EXX. The intention to commence an exchange offer was announced by EXX after several requests by EXX to negotiate a mutually acceptable transaction with Newcor's Board of Directors, to which Newcor's Board of Directors did not respond in a meaningful way. At this time, the Registration Statement has not yet been declared effective and EXX has not yet commenced its exchange offer.

     With the purchase of the Newcor Common Stock reported hereby, EXX and David Segal, as affiliated parties, may be deemed to beneficially own 746,800 shares of Newcor Common Stock, representing 15.1% of the 4,949,068 shares of Newcor Common Stock issued and outstanding as of May 10, 2000. Because EXX and Mr. Segal may be deemed to beneficially own more than 15% of the issued and outstanding shares of Newcor Common Stock, the Board of Directors of Newcor may trigger the anti-takeover provisions of the Newcor rights agreement.

     In addition, subject to availability at prices deemed favorable, EXX and Mr. Segal may acquire additional shares of Newcor Common Stock from time to time in the open market, in privately negotiated transactions or otherwise. EXX and Mr. Segal also may dispose of shares of Newcor Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

     Except as set forth herein, EXX and Mr. Segal have no oral or written agreements, understandings or arrangements for the purpose of acquiring, holding, voting or disposing of any securities of Newcor or otherwise with respect to Newcor. Although the foregoing represents the range of activities presently contemplated by EXX and Mr. Segal with respect to Newcor and the Newcor Common Stock, it should be noted that the possible activities of EXX and Mr. Segal are




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CUSIP No. 651186108                               Page 5 of 8 Pages
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subject to change at any time. Except as set forth above or elsewhere in this Schedule 13D, EXX and Mr. Segal have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER:

     (a)  EXX may be deemed to be the beneficial owner of 722,800 shares of Newcor Common Stock, representing 14.6% of the 4,949,068 shares of Newcor Common Stock issued and outstanding as of May 10, 2000. Mr. Segal owns 24,000 shares of Newcor Common Stock in his own name and may be deemed to be the beneficial owner of the 722,800 shares of Newcor Common Stock owned by EXX. Therefore, Mr. Segal may be deemed to be the beneficial owner of a total of 746,800 shares of Newcor Common Stock, representing 15.1% of the 4,949,068 shares of Newcor Common Stock issued and outstanding as of May 10, 2000. Mr. Segal disclaims beneficial ownership with respect to the 722,800 shares owned by EXX.

     (b) EXX and Mr. Segal may be deemed to share voting and dispositive power with respect to 722,800 shares of Newcor Common Stock, representing 14.6% of the 4,949,068 shares of Newcor Common Stock issued and outstanding as of May 10, 2000. Mr. Segal has sole voting and dispositive power with respect to 24,000 shares of Newcor Common Stock, representing 0.5% of the 4,949,068 shares of Newcor Common Stock issued and outstanding as of May 10, 2000.

     (c) Between June 1, 2000 and June 28, 2000, EXX made a series of acquisitions of Newcor Common Stock:

          (1) On June 1, 2000, EXX purchased 1,000 shares at $2.00 per share. The transaction was effected by Merrill Lynch on the open market.

          (2) On June 1, 2000, EXX purchased 1,700 shares at $2.125 per share. The transaction was effected by Merrill Lynch on the open market.

          (3) On June 2, 2000, EXX purchased 1,000 shares at $2.125 per share. The transaction was effected by Merrill Lynch on the open market.

          (4) On June 7, 2000, EXX purchased 2,000 shares at $2.125 per share. The transaction was effected by Merrill Lynch on the open market.

          (5) On June 8, 2000, EXX purchased 3,000 shares at $2.125 per share. The transaction was effected by Merrill Lynch on the open market.




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CUSIP No. 651186108                               Page 6 of 8 Pages
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          (6)  On June 14, 2000, EXX purchased 1,000 shares at $2.125 per share. The transaction was effected by Merrill Lynch on the open market.

          (7)  On June 14, 2000, EXX purchased 1,000 shares at
               $2.1875 per share. The transaction was effected by Merrill Lynch on the open market.

          (8) On June 16, 2000, EXX purchased 2,100 shares at $2.125 per share. The transaction was effected by Merrill Lynch on the open market.

          (9) On June 20, 2000, EXX purchased 6,000 shares at $2.125 per share. The transaction was effected by Merrill Lynch on the open market.

          (10) On June 22, 2000, EXX purchased 1,500 shares at
               $2.1875 per share. The transaction was effected by Merrill Lynch on the open market.

          (11) On June 23, 2000, EXX purchased 800 shares at $2.00 per share. The transaction was effected by Merrill Lynch on the open market.

          (12) On June 26, 2000, EXX purchased 3,000 shares at $2.125 per share. The transaction was effected by Merrill Lynch on the open market.

          (13) On June 27, 2000, EXX purchased 1,200 shares at $2.25 per share. The transaction was effected by Merrill Lynch on the open market.

          (14) On June 27, 2000, EXX purchased 23,800 shares at $2.50 per share. The transaction was effected by Merrill Lynch on the open market.

          (15) On June 28, 2000, EXX purchased 9,000 shares at $2.50 per share. The transaction was effected by Merrill Lynch on the open market.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     None.




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CUSIP No. 651186108                               Page 7 of 8 Pages
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ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS:

     EXX's Registration Statement on Form S-4 (File No. 333-35924) filed with the Securities and Exchange Commission on April 28, 2000 and EXX's Schedule TO (File No. 005-13329) filed with the Securities and Exchange Commission on April 28, 2000 are incorporated herein by reference.


[FN]
--------------------
<F*>   Computational note:  Based upon 4,949,068 shares of Newcor Common
       Stock outstanding as of May 10, 2000.




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CUSIP No. 651186108                               Page 8 of 8 Pages
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                            SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29 , 2000            EXX Inc.



                                 By: /s/ David A. Segal
                                    --------------------------------
                                    David A. Segal, Chairman



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 29, 2000
                                 /s/ David A. Segal
                                 ------------------------------------
                                 David A. Segal